Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

SMMT Electrified 2021

March 25, 2021

Peter Rawlinson, CEO and CTO of Lucid Motors, joined the SMMT Electrified 2021 conference to discuss Lucid Motors.

TRANSCRIPT

Hello everyone. I'm Peter Rawlinson, and I'm the CEO and CTO of Lucid Motors and it's a privilege to present to you at the inaugural International Electrified Conference of the SMMT, here today.

Lucid has a clear vision and mission. We're here to accelerate the transition of mankind's mobility to a more sustainable model and to do that we need a mass, mass transition to pure battery electric cars.

But we have a clearer long-term objective and Lucid’s long-term objective is to truly mass industrialize EV powertrains because it's going to take millions and millions of electric cars to truly make that seismic change that the world so desperately needs because I passionately believe we have an impending environmental crisis on our hands.

So, we're starting with unashamedly high-end car, this beauty behind me the, Lucid Air. I'm here in Silicon Valley at our headquarters. This is the Lucid Air, and we built a brand-new factory for this car in Arizona and we're going into production in the second half of 2021. Some versions of this car will have over 500-mile range and we believe it needs to be a technological tour de force - the first product defines the brand. Thereafter will make cars progressively more affordable in progressively increasing numbers and our Factory in Arizona is capable of being expanded from its current guise of 34,000 units per annum. So, we're taking this model, start with a high-end product, gradually make it more affordable.

But anything that lucid can make is almost a drop in the ocean compared with the demands and the needs of mankind's transition to sustainable mobility. And I think it's prescient that this conference has coincided with the recent announcement from the EU to target 30 million electric cars, battery electric cars, zero emission cars on the roads of Europe by the end of this decade, by 2030.

Now I've been asked what's possible. Now, I don't claim to be Nostradamus, but I'm an engineer. I worked on the forefront of electric cars for the last decade. My last position, I was chief engineer at Tesla. What really excites me is the potential for taking the electric car to a whole new level.

What is possible? Well, there are two inherent hurdles obstacles to the widespread adoption to EVs. One is range anxiety and with versions of this car, we're exceeding 500-mile range. That is the ultimate antidote surely to range anxiety. But it's actually the entry cost, cost of ownership, that's really going to drive and determine how much we can accelerate this sorely needed transition, which will benefit all mankind and future generations.

And I have a clarity of vision to get to the, the mythical $25,000 electric car and it's going to take one thing to drive it. It's going to take technology, because there is almost a myopic concentration focus upon battery costs. Now that is important, getting below $100 per kilowatt hour for battery cost is very important, but there's another factor which people are missing completely and that is efficiency.

And what do I mean by that? I mean to mean how far can I go for a given amount of energy? How many miles can I travel per kilowatt hour? And that's really the, the electric equivalent the new metric the new norm compared with petrol mileage. So many of us grew up with miles per gallon and we're going to have to get used to miles per kilowatt hour. What's a good number? Well, we're achieving four and a half miles per kilowatt hour with a relatively luxurious car like Lucid Air.

Just imagine if we can get to six miles per kilowatt hour with a more affordable car and I believe six miles per kilowatt hour is going to be the enabler which is going to drive that pendulum swing towards widespread mass adoption. So, why am I so focused upon efficiency rather than just battery costs - both are equally important or maybe not. So, if I could double efficiency, I could go the same range with half the battery size, that would have the battery cost, we would half the weight of the battery, it would half the size of the battery. Surely that's better than just having battery costs. And I'm not saying that battery costs aren't important here. Really what we need to look at is the cost of creating an electric car to go a certain range, a certain distance. So that's that cost of range equals cost of battery energy, dollars per kilowatt hour divided by efficiency, miles per kilowatt hour, that gives us dollars per mile. That's what you should be chasing. Not this myopia about just industrializing battery costs to get that down. Let's look at the big picture.

Now what are the key battlegrounds for the future? I think there's going to be huge challenges for so many incumbent OEs. And again, I point to technology. This is a tech race. Why is Tesla in such a preeminent position? Tesla recognizes this is a technology play an attack race. They design, develop, engineer and manufacture, vertically integrated all their EV power train in-house. There's another company that does that, It's Lucid. Surprisingly we do that. And it's all going to be about technology and efficiency. The companies that embrace that will be the winners, those who don't, there's going to be blood on the carpet. But there's hope and I offer hope because, as I said, Lucid here to mass industrialize electric technology. Because this is a race that all of us cannot lose. We all breathe the air. And for future generations, we need that clean air. And I see that technology that underpins EVs as the big driver, which gives me enormous hope and optimism for the future. Thank you so much for sharing this moment with me today.

Goodbye from Silicon Valley.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed under the heading “Risk Factors” in CCIV’s Form S-4 dated March 19, 2021 and CCIV’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Industry, Market and Vehicle Data

Industry and market data used in this communication have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this communication does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lucid or the proposed transactions. Readers of this communication should each make their own evaluation of Lucid and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Information in this communication about non-Lucid vehicles is derived from figures published by manufacturers and other publicly available information. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. Ranges for Lucid vehicles in this communication are projected EPA estimated ranges and are made using an approximation of an EPA test cycle. Lucid vehicles are in pre-production, and specifications (including range) are subject to change. Final EPA estimated ranges for Lucid vehicles are not available. Certain vehicle performance characteristics included in this communication are not available in every trim.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.